Exhibit 99.1

Consolidated Interim Financial Statements of

INTERMAP TECHNOLOGIES

CORPORATION

First quarter ended March 31, 2025

NOTICE: The condensed consolidated interim financial statements and notes thereto for the three months ended March 31, 2025 have not been reviewed by the Company’s external auditors.

Intermap Technologies corporation

Condensed Consolidated Interim Statements of Financial Position

(In thousands of United States dollars)

(Unaudited)

	March 31,	December 31,
	2025	2024

Assets

Current assets:
Cash	$7,403	$445
Amounts receivable (Note 16)	6,464	3,367
Unbilled revenue	-	2,640
Prepaid expenses (Note 11)	510	536
	14,377	6,988

Prepaid expenses	9	17
Property and equipment (Note 4)	2,903	2,911
Intangible assets (Note 5)	823	847
Right of use assets (Note 6)	353	401
Investment (Note 7)	776	776
Total assets	$19,241	$11,940

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (Note 8)	$3,882	$4,826
Bank loan (Note 9(a))	24	32
Current portion of government loans (Note 9(d))	86	132
Loan payable (Note 9(b))	100	97
Lease obligations (Note 9)	259	340
Unearned revenue	3,771	2,022
Income taxes payable	19	24
	8,141	7,473

Long-term project financing (Note 9(c))	168	167
Long-term government loans (Note 9(d))	140	141
Loan payable (Note 9(b))	146	172
Unearned revenue	104	136
Lease obligations (Note 9)	119	112
Total liabilities	8,818	8,201

Shareholders’ equity (deficiency):
Share capital (Note 13(a))	221,150	213,528
Warrants (Note 14)	388	367
Accumulated other comprehensive loss	(173)	(147)
Contributed surplus (Note 13(b))	28,288	28,009
Deficit	(239,230)	(238,018)
Total shareholders’ equity	10,423	3,739

Going concern (Note 2(a))

Total liabilities and shareholders’ equity	$19,241	$11,940

See accompanying notes to condensed consolidated interim financial statements.

Intermap Technologies corporation

Condensed Consolidated Interim Statements of Loss and Other Comprehensive Loss

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31,	2025	2024

Revenue (Note 11)	$4,262	$1,675

Expenses:
Operating costs (Note 12(a))	5,150	2,251
Depreciation of property and equipment (Note 4)	174	111
Amortization of intangible assets (Note 5)	56	78
Depreciation of right of use assets (Note 6)	87	76
Gain on derecognition of right of use assets (Note 6)	(27)	-
	5,440	2,516

Operating loss	(1,178)	(841)

Financing costs (Note 12(b))	(28)	(18)
(Loss) gain on foreign currency translation	(6)	20
Loss before income taxes	(1,212)	(839)

Income tax expense:
Current	-	-
	-	-

Loss for the period	$(1,212)	$(839)

Other comprehensive loss:

Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	(26)	3

Comprehensive loss for the period	$(1,238)	$(836)

Basic and diluted loss per share	$(0.02)	$(0.02)

Weighted average number of Class A common shares - basic and diluted (Note 13(c))	55,969,624	41,785,867

See accompanying notes to condensed consolidated interim financial statements.

Intermap Technologies corporation

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity (Deficiency)

(In thousands of United States dollars)

(Unaudited)

				Accumulated Other
	Share Capital	Warrants	Contributed Surplus	Comprehensive Loss	Deficit	Total

Balance at December 31, 2023	$209,296	$791	$26,985	$(156)	$(240,481)	$(3,565)

Comprehensive loss for the period	-	-	-	3	(839)	(836)
Share-based compensation	-	-	169	-	-	169
Private placement proceeds (Note 13(a))	37	-	-	-	-	37
Issuance costs	(26)	10	-	-	-	(16)
Expiry of warrants	155	(46)	46	-	-	155

Balance at March 31, 2024	$209,462	$755	$27,200	$(153)	$(241,320)	$(4,056)

Balance at December 31, 2024	$213,528	$367	$28,009	$(147)	$(238,018)	$3,739

Comprehensive income for the period	-	-	-	(26)	(1,212)	(1,238)
Share-based compensation	-	-	33	-	-	33
Private placement proceeds (Note 13(a))	8,692	-	-	-	-	8,692
Issuance costs	(1,070)	21	246	-	-	(803)

Balance at March 31, 2025	$221,150	$388	$28,288	$(173)	$(239,230)	$10,423

See accompanying notes to condensed consolidated interim financial statements.

Intermap Technologies corporation

Condensed Consolidated Interim Statements of Cash Flows

(In thousands of United States dollars)

(Unaudited)

For the three months ended March 31,	2025	2024

Operating activities:
Net loss for the period	$(1,212)	$(839)
Interest paid	(23)	(13)
Income tax paid	(5)	(3)
Adjustments for:
Depreciation of property and equipment	174	111
Amortization of intangible assets	56	78
Depreciation of right of use assets	87	76
Share-based compensation expense	43	126
Gain on derecognition of right of use assets	(27)	-
Financing costs	28	18
Changes in working capital:
Amounts receivable	(3,097)	(143)
Unbilled revenue and prepaid expenses	2,674	(123)
Accounts payable and accrued liabilities	(954)	(264)
Unearned revenue	1,717	2,661
Gain on foreign currency translation	(79)	(2)
Cash flows (used by) provided in operating activities	(618)	1,683

Investing activities:
Purchase of property and equipment	(166)	(219)
Additions to intangible assets	(32)	(67)
Cash flows used in investing activities	(198)	(286)

Financing activities:
Proceeds from private placement	8,692	37
Issuance costs	(807)	(16)
Exercise of warrants	-	155
Payment of lease obligations	(86)	(98)
Repayment of bank loan	(9)	(11)
Repayment of loan payable	(23)	-
Repayment of government loans	(47)	(33)
Cash flows provided by financing activities	7,720	34

Effect of foreign exchange on cash	54	(11)

Increase in cash	6,958	1,420

Cash, beginning of period	445	677

Cash, end of period	$7,403	$2,097

See accompanying notes to condensed consolidated interim financial statements.

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2025 and 2024	Page 1

1.	Reporting entity:

Intermap Technologies ® Corporation (the Company) is incorporated under the laws of Alberta, Canada. The head office of Intermap is located at 385 Inverness Parkway, Suite 105, Englewood, Colorado, USA 80112. Its registered office is located at 400, 3rd Avenue SW, Suite 3700, Calgary, Alberta, Canada T2P 4H2.

Intermap is a global location-based geospatial intelligence company, creating a wide variety of geospatial solutions and analytics for its customers. Intermap’s geospatial solutions and analytics can be used in a wide range of applications including, but not limited to, location-based information, geospatial risk assessment, geographic information systems, engineering, utilities, global positioning systems maps, oil and gas, renewable energy, hydrology, environmental planning, wireless communications, transportation, advertising, and 3D visualization.

2.	Basis of preparation:

(a)	Going concern:

These condensed consolidated interim financial statements have been prepared assuming the Company will continue as a going concern. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and can realize its assets and discharge its liabilities and commitments in the normal course of business. During the three months ended March 31, 2025, the Company reported net loss of $1,212 and negative cash flows from operating activities of $618. In addition, the Company has a shareholders’ equity of $10,423 and positive working capital of $6,236 (current assets less current liabilities) at March 31, 2025.

The above factors in the aggregate indicate there are material uncertainties which cast substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully secure sales with upfront payments, execute on the new foreign government contract award and / or obtain additional financing. There can be no assurance that such plans will be achieved. Failure to achieve one or more of these requirements could have a materially adverse effect on the Company’s financial condition and / or results of operations. The Board of Directors and management continue to take actions to address these issues including completing an issuer private placement during the first quarter, raising gross proceeds of C$11,935. The Company intends to use the funds for working capital and execution of government contracts.

The condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern basis was not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used.

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2025 and 2024	Page 2

(b)	Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 as issued by the International Accounting Standards Board (IASB).

The notes presented in these unaudited condensed consolidated interim financial statements include in general only significant changes and transactions occurring since the Company’s last year-end and are not fully inclusive of all disclosures required by International Financial Reporting Standards (IFRS) as issued by the IASB for annual financial statements. These unaudited condensed consolidated interim financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2024 (the “2024 Annual Consolidated Financial Statements”).

The policies applied in these condensed consolidated interim financial statements are based on IFRS as issued by the IASB and effective as of May 14, 2025, the date the Board of Directors approved the condensed consolidated interim financial statements.

(c)	Measurement basis:

The consolidated interim financial statements have been prepared mainly on the historical cost basis. Other measurement bases used are described in the applicable notes.

(d)	Use of estimates:

Preparing condensed consolidated interim financial statements in conformity with IFRS as issued by the IASB requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2025 and 2024	Page 3

3.	Summary of material accounting policies:

These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods that were used to prepare the Company’s 2024 Annual Consolidated Financial Statements

4.	Property and equipment:

	Aircraft and engines	Radar and mapping equipment	Furniture and fixtures	Leasehold improvements	Under construction	Total

Balance at December 31, 2024	$1,363	$1,285	$28	$57	$178	$2,911

Additions	-	111	-	11	44	166
Depreciation	(39)	(123)	(2)	(10)	-	(174)

Balance at March 31, 2025	$1,324	$1,273	$26	$58	$222	$2,903

	Aircraft and engines	Radar and mapping equipment	Furniture and fixtures	Leasehold improvements	Under construction	Total

Cost	$11,684	$26,166	$377	$1,147	$178	$39,552

Accumulated depreciation	(10,321)	(24,881)	(349)	(1,090)	-	(36,641)

Balance at December 31, 2024	$1,363	$1,285	$28	$57	$178	$2,911

Cost	$11,684	$26,277	$377	$1,158	$222	$39,718

Accumulated depreciation	(10,360)	(25,004)	(351)	(1,100)		(36,815)

Balance at March 31, 2025	$1,324	$1,273	$26	$58	$222	$2,903

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2025 and 2024	Page 4

5.	Intangible assets:

	Data library	Data library not yet available for use	Total

Balance at December 31, 2024	$519	$328	$847

Additions	-	32	32
Amortization	(56)	-	(56)

Balance at March 31, 2025	$463	$360	$823

	Data library	Data library not yet available for use	Total

Cost	1,582	328	$1,910

Accumulated amortization	(1,063)	-	(1,063)

Balance at December 31, 2024	$519	$328	$847

Cost	1,582	360	1,942

Accumulated amortization	(1,119)	-	(1,119)

Balance at March 31, 2025	$463	$360	$823

6.	Right of use assets:

	March 31,	December 31,
	2025	2024

Beginning Balance	$401	$381

Depreciation	(87)	(333)
New leases	58	353
Adjustment	(19)	-
Ending Balance	$353	$401

During the three months ended March 31, 2025, the Company entered into a new five-year facility lease in Calgary. The previous lease was terminated early, resulting in a net gain of $27 recognized on derecognition of the right of use asset and the related lease liability.

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2025 and 2024	Page 5

7.	Investment:

The Company has an investment in a privately held company over which the Company exercises no control or significant influence. The fair value of the investment at March 31, 2025 was estimated using a market-based approach with primarily unobservable inputs, including the comparable enterprise value to revenue multiples discounted for considerations such as the lack of marketability and other differences between the comparable peer group and the privately held company. Revenue multiples were selected from comparable public companies based on, industry, size, target markets, and other factors that the Company considers to be reasonable. The comparable enterprise value to revenue multiple was applied to the trailing twelve months actual revenues of the privately held company to determine the enterprise value of the privately held company. Once the enterprise value of the privately held company was determined the net debt was removed (total debt less cash) and the remaining equity value was allocated to the capital of the privately held company in order of ranking (e.g., preferred shares, common shares). At March 31, 2025, the fair value was estimated to be $776 (December 31, 2024 - $776) and is a level 3 fair value measurement. A 20% change in the estimated value of the investment would impact net income by approximately $155.

8.	Accounts payable and accrued liabilities:

	March 31,	December 31,
	2025	2024

Accounts payable	$2,087	$2,614
Accrued liablities	1,790	2,182
VAT payable	5	30
	$3,882	$4,826

During the third quarter of 2024, the Company executed a supplier financing arrangement with a financing company in Canada to finance vendor invoices. Interest accrues at 6.69% annualized and payment is due within 150 days. The amount owed at March 31, 2025 was $215 (December 31, 2024 – $211) and is included in accounts payable.

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2025 and 2024	Page 6

9.	Financial liabilities:

The following table provides a reconciliation of movements of liabilities to cash flows arising from financing activities and balances at March 31, 2025:

	Bank Loan	Loan Payable	Project Financing	Government Loans	Lease Obligations (Note 10)	Total

Balance at December 31, 2024	$32	$269	$167	$273	$452	$1,193

Changes from financing activities:
Repayment of bank loan	(9)	-	-	-	-	(9)
Repayment of loan payable	-	(23)	-	-	-	(23)
Payment of lease obligations	-	-	-	-	(86)	(86)
Repayment of government loans	-	-	-	(47)	-	(47)

Total changes from financing activities	(9)	(23)	-	(47)	(86)	(165)

Foreign exchange	1	-	1	(2)	-	-

Other changes:
Financing costs	1	8	-	3	12	24
Interest paid	(1)	(8)	-	(1)	(12)	(22)
New leases (Note 6)	-	-	-	-	58	58
Adjustment (Note 6)	-	-	-	-	(46)	(46)

Balance at March 31, 2025	$24	$246	$168	$226	$378	$1,042

(a)	Bank loan:

On August 8, 2022, the Company executed a bank loan in the Czech Republic to finance the purchase of foundation data for 2,500,000 Czech Republic koruna (equivalent $110 thousand). Interest accrues at 10.71% and minimum monthly installment payments of $4 thousand began in December 2022.

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2025 and 2024	Page 7

(b)	Loan payable:

During 2024, the Company executed two equipment financing loans to purchase $337 of computer equipment. The Company paid a downpayment of $27 and financed $240 at a 12.21% interest rate per annum with a monthly payment of $8 and $70 at a 13.00% interest rate per annum with a monthly payment of $2. Each loan is for 36 months.

	March 31,	December 31,
	2025	2024

Loan payable	$246	$269

	246	269

Less current portion	(100)	(97)

Long-term portion of loan payable	$146	$172

(c)	Project financing:

Reimbursable project development funds provided by a corporation designed to enable the development and commercialization of geomatics solutions in Canada. The funding is repayable upon the completion of a specific development project and the first sale of any of the resulting product(s). Repayment is to be made in quarterly installments equal to the lesser of 20% of the funding amount or 25% of the prior quarter’s sales. There were no sales of the related products during the years ended December 31, 2024 and 2023.

(d)	Government loans:

	March 31,	December 31,
	2025	2024

SBA loan	$143	$144
Western Development Canada loan	83	129

	226	273

Less current portion	(86)	(132)

Long-term portion of government loans	$140	$141

i.	SBA loan:

On July 17, 2020, the Company received a $150 long-term loan from the Small Business Administration (SBA). Interest will accrue at the rate of 3.75% per annum and payments of $0.7 monthly began twelve months from the date the funds were received. The balance of principal and interest is payable thirty years from the date of the note.

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2025 and 2024	Page 8

ii.	Western Development Canada loan:

On December 29, 2020, the Company received a $385 (C$494) long-term loan from Western Economic Diversification in Canada. The loan will be repaid in 36 monthly installments that started in January 2023. The loan is non-interest bearing, and therefore the fair value at inception must be estimated to account for an imputed interest factor. The value at inception was determined to be $312, based on the estimated discount rate of 6.07%, and is subject to estimation uncertainty. The resulting discount of $73 was recognized in government grants at December 31, 2020 and is accreted through interest expense over the term of the loan using the effective interest method.

10.	Lease obligations:

The following table presents the contractual undiscounted cash flows for lease obligations which require the following payments for each period ending March 31:

2026	290
2027	81
2028	16
2029	18
2030	16
$421

The following table presents payments for lease obligations:

	March 31,	March 31,
	2025	2024

Principal payments	$86	$98
Interest payments	12	7
Short-term lease payments	61	74
	$159	$179

The Company also has contractual undiscounted cash flows for short-term and low-value operating leases for equipment and maintenance that are not on the statements of financial position which require the payments of $336 for the twelve months ending March 31, 2026.

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2025 and 2024	Page 9

11.	Revenue:

Details of revenue are as follows:

For the three months ended March 31,	2025	2024

Acquisition services	$2,413	$478
Value-added data	514	255
Software and solutions	1,335	942
	$4,262	$1,675

Primary geographical market
United States	$619	$384
Asia/Pacific	2,453	497
Europe	1,190	794
	$4,262	$1,675

Timing of revenue recognition
Upon delivery	$725	$421
Services overtime	3,537	1,254
	$4,262	$1,675

The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if the expected benefit of those costs is longer than one year. The Company determined that certain commissions paid to sales employees meet the requirement to be capitalized. Total capitalized contract acquisition costs included in prepaid expenses and other assets to obtain contracts at March 31, 2025 was $106 (December 31, 2024 – $194) and are amortized consistent with the method of revenue recognized on the contract.

Changes in contract acquisition costs are as follows:

	March 31,	December 31,
	2025	2024

Contract acquisition costs, beginning of period	$194	$114
Additions	7	496
Amortization	(95)	(416)
Contract acquisition costs, end of period	$106	$194

12.	Operating and non-operating costs:

(a)	Operating costs:

For the three months ended March 31,	2025	2024

Personnel	$2,250	$1,374
Purchased services & materials(1)	2,567	638
Travel	139	33
Facilities and other expenses	194	206
	$5,150	$2,251

(1)	Purchased services and materials include aircraft costs, project costs, professional and consulting fees, and selling and marketing costs.

(b)	Financing costs:

For the three months ended March 31,	2025	2024

Interest on bank loan	$1	$2
Interest on government loans	3	4
Interest on lease obligations	12	11
Interest on loan payable	8	-
Interest on accounts payable	4	1
	$28	$18

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2025 and 2024	Page 10

13.	Share capital:

(a)	Issued:

	December 31, 2024		December 31, 2024
	Number of		Number of
Class A common shares	Shares	Amount	Shares	Amount

Balance, beginning of period:	53,618,357	$213,528	41,535,755	$209,296
Private placement	5,502,108	8,692	7,466,568	2,445
Issuance costs	-	(1,070)	329,899	(254)
Exercise of warrants	-	-	4,286,135	2,041
Balance, end of period:	59,120,465	$221,150	53,618,357	$213,528

In February 2025, the Company closed a “bought deal” Listed Issuer Financing Exemption offering and concurrent private placement issuing a total of 5,502,108 Class A common shares at a price of C$2.25 for aggregate gross proceeds of $8,692. The Company recorded issuance costs of $1,070, including 29,872 warrants and 300,254 compensation options.

During the fourth quarter of 2024, 3,736,400 warrants were exercised for consideration of $1,785 and issuance costs of $15 were recorded.

During the third quarter of 2024, the Company completed a private placement resulting in the issuance of 7,346,568 Class A common shares at a price of C$0.45 per common share for aggregate gross proceeds of $2,408. The Company recorded issuance costs of $213, including 329,899 Class A common shares issued as finders fees. Also, 228,000 warrants were exercised for consideration of $101 during the quarter ended September 30, 2024.

During the first quarter of 2024, 321,735 warrants were exercised for consideration of $155.

On January 4, 2024, the Company completed a private placement resulting in the issuance of 120,000 Units for aggregate consideration of $37. Each Unit had a purchase price of C$0.50 and consisted of one Class A common share of the Corporation and one Class A common share purchase warrant. Each warrant entitles the holder to purchase one Class A common share at a purchase price of US$0.60 per share for a period of two years from the issue date. The total consideration received was allocated to Share Capital and Warrants on a relative fair value basis. The fair value of the warrants was determined using the Black Scholes pricing model based on the risk-free rate of 3.80%, average expected warrant life of 2 years, share price estimated volatility of 79% and expected dividend payments of Nil. The Company recorded non-cash issuance costs related to this award based on the fair value of the award at the date of the closing of $10, bringing the total costs of the issuance to $26.

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2025 and 2024	Page 11

(b)	Contributed surplus:

	March 31,	December 31,
	2025	2024

Balance, beginning of period	$28,009	$26,985
Share-based compensation	33	487
Issuance costs	246	103
Exercise of warrants	-	434

Balance, end of period	$28,288	$28,009

(c)	Earnings (loss) per share:

The calculation of earnings (loss) per share is based on the weighted average number of Class A common shares outstanding. Where the impact of the exercise of options or warrants is anti-dilutive, they are not included in the calculation of diluted loss per share. The Company has incurred a net loss for each period presented and the including of the outstanding options and warrants in the loss per share calculation are anti-dilutive and therefore not included in the calculation.

The underlying Class A common shares pertaining to 699,442 outstanding share options, 3,779,623 restricted share units (RSUs), and 3,462,717 outstanding warrants could potentially dilute earnings.

(d)	Share option plan:

The Company established a share option plan to provide long-term incentives to attract, motivate, and retain certain key employees, officers, directors, and consultants providing services to the Company. The plan permitted granting options to purchase up to 10% of the outstanding Class A common shares of the Company. The share option plan was replaced by the Omnibus Incentive Plan at the Annual General Meeting on March 15, 2018 (see Note 13(e)), and all options issued and outstanding at that time will remain until such time they are exercised, expired, or forfeited. As of March 31, 2025, 699,442 share options are issued and outstanding. No additional options will be issued under this plan.

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2025 and 2024	Page 12

The following tables summarize information regarding share options outstanding:

	March 31, 2025		December 31, 2024
		Weighted		Weighted
	Number of	average	Number of	average
	shares	exercise	shares	exercise
	under option	price (CDN)	under option	price (CDN)

Options outstanding, beginning of period	699,442	$0.72	794,443	$0.72
Expired	-	-	(95,001)	0.70

Options outstanding, end of period	699,442	$0.72	699,442	$0.72

Options exercisable, end of period	699,442	$0.72	699,442	$0.72

Exercise		Weighted average
Price	Options	remaining	Options
(CDN$)	outstanding	contractual life	exercisable

0.70	528,510	2.03 years	528,510
0.80	170,932	1.63 years	170,932
	699,442	1.93 years	699,442

During the three months ended March 31, 2025 and 2024, the Company recognized $Nil of non-cash compensation expense related to the share option plan.

(e)	Omnibus Incentive Plan:

The Omnibus Incentive Plan (Omnibus plan) was approved by the shareholders at the Annual General Meeting on March 15, 2018 and replaces the share option plan, the employee share compensation plan and the director’s share compensation plan, which provided for shares to be issued to employees and directors as compensation for services. The omnibus plan permits the issuance of options, stock appreciation rights, restricted share units and other share-based awards under one single plan.

The maximum number of common shares reserved under the omnibus plan was 3,363,631. Any common shares reserved under the predecessor share option plan related to awards that expire or forfeit will be rolled into the omnibus plan. At the Annual General Meeting on June 29, 2021, shareholders approved replenishment of 997,253 Common Shares reserved for issuance under the omnibus plan. At the Annual General Meeting on June 29, 2023, shareholders approved replenishment of 1,300,000 Common Shares reserved for issuance under the omnibus plan, for a total reserve of 5,660,884. As of March 31, 2024, 699,442 share options (December 31, 2024 – 699,442) and 3,779,623 RSUs (December 31, 2024 – 3,779,623) are issued and outstanding. In addition, 872,183 Class A common shares were issued during 2018, 125,070 Class A common shares were issued during 2020, and 50,000 shares were issued during 2021 under the plan, leaving 134,566 awards remain available for future issuance.

The following tables summarize information regarding RSUs outstanding:

	March 31,	December 31,
	2025	2024
	Number of	Number of
	RSUs	RSUs

RSUs outstanding, beginning of period	3,779,623	3,779,623
Issued	-	100,000
Forfeitures	-	(100,000)

RSUs outstanding, end of period	3,779,623	3,779,623

During the three months ended March 31, 2025 and 2024, no RSUs were issued. During the three months ended March 31, 2025, the Company recognized $43 (three months ended March 31, 2024 – $126) of non-cash compensation expense related to the RSUs.

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2025 and 2024	Page 13

(f)	Share-based compensation expense:

Non-cash compensation expense has been included in operating costs with respect to the share options, RSUs and shares granted to employees and non-employees as follows:

For the three months ended March 31,	2025	2024

Employees	$16	$89
Directors and advisors	27	37

Non-cash compensation	$43	$126

14.	Class A common share purchase warrants:

The following table details the number of Class A common share purchase warrants outstanding at each statement of financial position date:

					Number of				Number of
					Warrants				Warrants
					Outstanding				Outstanding
		Exercise			December				March
Grant Date	Expiry Date	Price		Granted	31, 2024	Issued	Expired	Exercised	31, 2025

8/10/2023	8/9/2025	US$	0.60	810,000	810,000	-	-	-	810,000
8/10/2023	8/9/2025	US$	0.49	48,600	48,600	-	-	-	48,600
9/5/2023	9/4/2025	US$	0.59	84,545	84,545	-	-	-	84,545
10/20/2023	10/19/2025	US$	0.59	695,000	650,000	-	-	-	650,000
10/20/2023	10/19/2025	US$	0.59	41,700	41,700	-	-	-	41,700
12/21/2023	12/20/2025	US$	0.60	1,650,000	1,600,000	-	-	-	1,600,000
12/21/2023	12/20/2025	US$	0.40	81,000	78,000	-	-	-	78,000
1/4/2024	1/3/2026	US$	0.60	120,000	120,000	-	-	-	120,000
2/20/2025	2/20/2027	US$	1.69	18,000	-	18,000	-	-	18,000
3/7/2025	3/7/2027	US$	1.68	11,872	-	11,872	-	-	11,872

				3,560,717	3,432,845	29,872	-	-	3,462,717

The following table details the value of the broker and non-broker Class A common share purchase warrants outstanding at each statement of financial position date.

	Non-Broker		Broker		Total
	Number of		Number of		Number of
	Warrants	Value	Warrants	Value	Warrants	Value

Balance at December 31, 2024	3,264,545	$336	168,300	$31	3,432,845	$367

Issued	-	-	29,872	21	29,872	21
Exercised	-	-	-	-	-	-

Balance at March 31, 2025	3,264,545	$336	198,172	$52	3,462,717	$388

Each warrant entitles its holder to purchase one Class A common share.

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2025 and 2024	Page 14

15.	Segmented information:

The operations of the Company are in one industry segment: digital mapping and related services. Revenue by geographic segment is included in Note 11.

Property and equipment of the Company are located as follows:

	March 31, 2025	December 31, 2024

United States	$2,377	$2,393
Europe	251	212
Asia/Pacific	275	306
	$2,903	$2,911

A summary of sales to major customers that exceeded 10% of total sales during each period are as follows:

Three months ended March 31,	2025	2024

Customer A	$2,413	$478
Customer B	228	183
	$2,641	$661

16.	Financial risk management:

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk, liquidity risk, and capital risk. Management, the Board of Directors, and the Audit Committee monitor risk management activities and review the adequacy of such activities. There have been no significant changes to the Company’s risk management strategies since December 31, 2024.

Amounts receivables consist of:

	March 31,	December 31,
	2025	2024

Trade receivables	$6,372	$3,265
Other miscellaneous receivables	92	102

	$6,464	$3,367

Trade receivables by geography consist of:

	March 31,	December 31,
	2025	2024

United States	$325	$154
Europe	751	338
Asia/Pacific	5,296	2,773

	$6,372	$3,265

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2025 and 2024	Page 15

An aging of the Company’s trade receivables are as follows:

	March 31,	December 31,
	2025	2024

Current	$6,165	$3,236
31-60 days	206	29
61-90 days	-	-
Over 91 days	1	-

	$6,372	$3,265

The balance of the past due amounts relates to reoccurring customers and are considered collectible.

17.	Fair values:

The fair values of the financial assets and liabilities are determined at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

●	Cash, amounts receivable, accounts payable and accrued liabilities and provisions approximate their carrying amounts largely due to the short-term maturities of these instruments.

●	The fair value of the project financing, bank loan, government loans, and loan payable were calculated based on the present value of expected payments, discounted using a risk-adjusted discount rate.